Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6-27

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	June 30, 2022	December 31, 2021
ASSETS
Current
Cash	$116,743	$154,342
Accounts receivable, net	6,974	7,413
Inventory	106,471	93,363
Prepaid expenses, deposits, and other current assets	8,744	10,949
Total Current Assets	238,932	266,067
Non-current
Property, plant, and equipment, net	301,861	275,222
Intangible assets, net	971,948	978,915
Right-of-use assets - operating	133,756	88,721
Right-of-use assets - finance, net	39,296	17,527
Goodwill	241,972	229,910
Deposits and other assets	7,947	3,550
TOTAL ASSETS	$1,935,712	$1,859,912

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$24,520	$26,983
Accrued liabilities	21,451	32,724
Lease liabilities - operating - current portion	7,275	4,195
Lease liabilities - finance - current portion	7,968	3,185
Contingent consideration - current portion	4,779	39,868
Purchase consideration payable	2,183	812
Income tax payable	20,758	28,915
Debts payable - current portion	17,063	8,112
Accrued interest payable - current portion	2,970	7,542
Total Current Liabilities	108,967	152,336
Non-current
Deferred tax liabilities, net	69,385	70,081
Lease liabilities - operating - non-current portion	131,051	87,767
Lease liabilities - finance - non-current portion	23,365	9,406
Construction finance liabilities	27,779	-
Contingent consideration - non-current portion	116,628	145,654
Debts payable - non-current portion	193,448	125,746
Senior secured notes, net of debt issuance costs	245,045	245,408
Accrued interest payable - non-current portion	4,149	3,451
TOTAL LIABILITIES	919,817	839,849

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 58,647,169 and 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 7,141,614 and 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,324,241	1,289,827
Treasury stock - 645,300 and 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated Deficit	(311,136)	(265,202)
Equity of Ayr Wellness Inc.	1,007,384	1,020,063
Noncontrolling interest	8,511	-
TOTAL SHAREHOLDERS' EQUITY	1,015,895	1,020,063
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,935,712	$1,859,912

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues, net of discounts	$110,131	$91,251	$221,356	$149,650

Cost of goods sold excluding fair value items	66,624	42,342	129,812	70,483
Incremental costs to acquire cannabis inventory in a business combination	3,212	26,596	5,731	32,388
Cost of goods sold	69,836	68,938	135,543	102,871

Gross profit	40,295	22,313	85,813	46,779

Operating expenses
Selling, general, and administrative	50,375	34,844	101,925	59,624
Depreciation and amortization	13,995	11,065	27,638	15,982
Acquisition expense	2,722	1,285	4,173	4,422
Gain on sale of assets	(2,000)	-	(2,000)	-
Total operating expenses	65,092	47,194	131,736	80,028

Loss from operations	(24,797)	(24,881)	(45,923)	(33,249)

Other income (expense)
Share of loss on equity investments	-	(6)	-	(19)
Fair value gain on financial liabilities	1,701	12,091	31,780	11,545
Interest expense, net	(7,474)	(3,818)	(14,342)	(6,571)
Interest income	11	65	40	124
Other, net	-	457	-	437
Total other income (expense)	(5,762)	8,789	17,478	5,516

Loss before income taxes and noncontrolling interests	(30,559)	(16,092)	(28,445)	(27,733)

Income taxes
Current tax provision	(10,779)	(8,767)	(21,693)	(15,819)
Deferred tax benefit	1,089	4,121	696	6,192
Total income taxes	(9,690)	(4,646)	(20,997)	(9,627)

Net loss before noncontrolling interest	(40,249)	(20,738)	(49,442)	(37,360)
Net loss attributable to noncontrolling interest	(1,892)	-	(3,508)	-
Net loss attributable to Ayr Wellness Inc.	$(38,357)	$(20,738)	$(45,934)	$(37,360)

Basic and diluted loss per share	$(0.56)	$(0.36)	$(0.67)	$(0.73)

Weighted average number of shares outstanding (basic and diluted)	68,625	58,115	68,108	51,091

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid- in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, March 31, 2022	3,696	57,737	7,697	1,312,749	(645)	(8,987)	3,266	(272,779)	10,403	1,044,652
Stock-based compensation	-	3	-	9,727	-	-	-	-	-	9,727
Tax withholding on stock-based compensation awards	-	(2)	-	(105)	-	-	-	-	-	(105)
Share issuance - business combination	-	-	354	1,870	-	-	-	-	-	1,870
Conversion of Exchangeable Shares	-	909	(909)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(38,357)	(1,892)	(40,249)
Balance, June 30, 2022	3,696	58,647	7,142	1,324,241	(645)	(8,987)	3,266	(311,136)	8,511	1,015,895

Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	-	1,020,063
Stock-based compensation	-	547	-	19,381	-	-	-	-	-	19,381
Tax withholding on stock-based compensation awards	-	(253)	-	(3,996)	-	-	-	-	-	(3,996)
Share issuance - related party - consulting services	-	50	-	707	-	-	-	-	-	707
Share issuance - business combinations	-	-	683	6,352	-	-	-	-	-	6,352
Share issuance - earn-out consideration	-	1,029	-	11,748	-	-	-	-	-	11,748
Conversion of Exchangeable Shares	-	909	(909)	-	-	-	-	-	-	-
Consolidation of variable interest entity	-	-	-	-	-	-	-	-	12,019	12,019
Exercise of options, net of options sold to cover income taxes	-	33	-	300	-	-	-	-	-	300
Repurchase of Equity Shares	-	(5)	-	(78)	(77)	(1,159)	-	-	-	(1,237)
Net loss	-	-	-	-	-	-	-	(45,934)	(3,508)	(49,442)
Balance, June 30, 2022	3,696	58,647	7,142	1,324,241	(645)	(8,987)	3,266	(311,136)	8,511	1,015,895

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid- in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, March 31, 2021	3,696	47,461	6,348	1,188,505	(64)	(557)	3,266	(264,871)	-	926,343
Stock-based compensation	-	1,906	-	7,152	-	-	-	-	-	7,152
Tax withholding on stock-based compensation awards	-	(987)	-	(28,421)	-	-	-	-	-	(28,421)
Exercise of rights	-	42	-	-	-	-	-	-	-	-
Exercise of warrants	-	114	-	1,054	-	-	-	-	-	1,054
Conversion of Exchangeable Shares	-	334	(335)	-	-	-	-	-	-	-
Share issuance - business combinations and asset acquisitions	-	76	-	2,290	-	-	-	-	-	2,290
Replacement options issued - business combination	-	-	-	4,453	-	-	-	-	-	4,453
Exercise of options	-	17	-	86	-	-	-	-	-	86
Conversion of convertible debt	-	147	-	4,987	-	-	-	-	-	4,987
Net loss	-	-	-	-	-	-	-	(20,738)	-	(20,738)
Balance, June 30, 2021	3,696	49,110	6,013	1,180,106	(64)	(557)	3,266	(285,609)	-	897,206

Balance, December 31, 2020	3,696	28,874	2,128	530,808	(64)	(557)	3,266	(248,249)	-	285,268
Stock-based compensation	-	1,906	-	15,376	-	-	-	-	-	15,376
Tax withholding on stock-based compensation awards	-	(987)	-	(28,421)	-	-	-	-	-	(28,421)
Exercise of rights	-	135	-	-	-	-	-	-	-	-
Exercise of warrants	-	901	-	5,346	-	-	-	-	-	5,346
Conversion of Exchangeable Shares	-	685	(685)	-	-	-	-	-	-	-
Share issuance - business combinations and asset acquisitions	-	12,747	4,570	526,976	-	-	-	-	-	526,976
Replacement options issued - business combination	-	-	-	4,453	-	-	-	-	-	4,453
Exercise of options	-	17	-	86	-	-	-	-	-	86
Equity offering	-	4,600	-	118,052	-	-	-	-	-	118,052
Conversion of convertible debt	-	232	-	7,430	-	-	-	-	-	7,430
Net loss	-	-	-	-	-	-	-	(37,360)	-	(37,360)
Balance, June 30, 2021	3,696	49,110	6,013	1,180,106	(64)	(557)	3,266	(285,609)	-	897,206

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Six Months Ended
	June 30, 2022	June 30, 2021
Operating activities
Net loss before noncontrolling interest	$(49,442)	$(37,360)
Adjustments for:
Fair value (gain) on financial liabilities	(31,780)	(11,545)
Stock-based compensation	19,381	15,376
Stock-based compensation - related parties	707	-
Depreciation and amortization	8,243	2,887
Amortization on intangible assets	35,567	19,177
Share of loss on equity investments	-	19
Gain on disposal of equity investments	-	(500)
Gain on disposal of property, plant, and equipment	(2,000)	-
Incremental costs to acquire cannabis inventory in a business combination	5,731	32,388
Deferred tax benefit	(696)	(6,192)
Amortization on financing costs	1,146	817
Amortization on financing premium	(1,509)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	986	(3,048)
Inventory	(8,577)	(21,618)
Prepaid expenses, deposits, and other current assets	1,513	(508)
Trade payables	1,886	3,260
Accrued liabilities	(5,486)	(1,880)
Interest accrued	(3,714)	560
Lease liabilities - operating	1,329	713
Income tax payable	(8,157)	(14,961)
Cash used in operating activities	(34,872)	(22,415)

Investing activities
Purchase of property, plant, and equipment	(50,972)	(27,748)
Loss on disposal of property, plant, and equipment	-	(57)
Capitalized interest	(7,366)	(3,851)
Proceeds from the sale of assets, net of transaction costs	27,591	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,465)	(17,777)
Cash paid for business combinations and asset acquisitions, working capital	(2,812)	(3,275)
Payments for interests in equity accounted investments	-	(46)
Cash received in disposal of equity investment	-	500
Advances to related corporation	-	(42)
Purchase of intangible asset	(1,000)	-
Cash received (paid) for bridge financing	1,258	(15,810)
Deposits for business combinations, net of cash on hand	(2,825)	(1,700)
Cash used in investing activities	(47,591)	(69,806)

Financing activities
Proceeds from exercise of warrants	-	5,346
Proceeds from exercise of options	300	86
Proceeds from financing transaction, net of financing costs	27,599	-
Proceeds from issuance of notes payable, net of financing costs	51,713	118,052
Payments of financing costs	-	(136)
Payment for settlement of contingent consideration	(10,000)	-
Deposits paid for financing lease and note payable	(924)	-
Tax withholding on stock-based compensation awards	(3,996)	(28,421)
Repayments of debts payable	(6,563)	(4,300)
Repayments of lease liabilities - finance (principal portion)	(4,835)	(1,807)
Repurchase of equity shares	(8,430)	-
Cash provided by financing activities	44,864	88,820

Net decrease in cash	(37,599)	(3,401)
Cash, beginning of the period	154,342	127,237
Cash, end of the period	$116,743	$123,836

Supplemental disclosure of cash flow information:
Interest paid during the period	26,049	9,501
Income taxes paid during the period	30,680	29,780
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	23,002	52,047
Recognition of right-of-use assets for finance leases	23,342	4,356
Issuance of promissory note related to business combinations	16,000	-
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	526,976
Issuance of Equity Shares related to equity component of debt	-	7,430
Issuance of Equity Shares related to settlement of contingent consideration	11,748	-
Issuance of promissory note related to settlement of contingent consideration	14,934	-
Cancellation of Equity Shares	78	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”), with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, Ohio, and Illinois as of June 30, 2022. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is analyzed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate voting shares, restricted voting shares, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”; however, they stopped trading on September 30, 2021 and May 24, 2021, respectively. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities Exchange Commission (“SEC”). Accordingly, these interim statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 30, 2022. The accompanying condensed consolidated balance sheet as of December 31, 2021 has been derived from those consolidated statements. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation, however, there was no impact on previously reported net loss. These unaudited interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three and six months ended June 30, 2022 and 2021 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation.

3.2 Variable Interest Entities (“VIE”)

Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810 – Consolidations (“ASC 810”), the Company determines whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any changes in the facts and circumstances related to a VIE. See Note 5.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805, Business Combinations, ("ASC 805"). The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, Restricted Stock Units (“RSUs”), and Vested Options. The treasury stock method is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three and six months ended June 30, 2022, the potentially dilutive earnings per share included nil and 0.4 million warrants (2021: 6.3 million and 6.5 million) and 3.6 million and 3.2 million RSUs (2021: 1.6 million and 1.4 million), totaling 3.6 million and 3.6 million shares (2021: 7.9 million and 7.9 million) of potentially dilutive securities.

3.4 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; allowances for potential uncollectability of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; estimates of fair value of identifiable assets and liabilities acquired in business combinations, including contingent consideration obligations; estimates of fair value of derivative instruments; and estimates of the fair value of stock-based payment awards.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19, as well as the increase in inflation and gas prices, has cast uncertainty on the assumptions used by management in making its judgments and estimates. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to COVID-19. The Company implemented new safety procedures in accordance with the guidance from the U.S. Centers for Disease Control and Prevention at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to and any potential impact of the COVID-19 pandemic on an ongoing basis.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Change in accounting standards

The Company is treated as an “emerging growth company” per the definition under the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 Topic 326 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. The adoption of ASU 2016-13, is not expected to have a material impact on the Company's interim financial statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2019-12, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments - Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2020-01, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 – Debt—Debt with Conversion and Other Options and Subtopic 815-40 – Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for the Company’s fiscal year beginning after December 15, 2023, including interim periods therein. The early adoption of ASU 2020-06, on January 1, 2022, did not have a material impact on the Company's interim financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Transactions accounted for as business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s results from operations from the date of acquisition. The fair value considerations have been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Equity Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Equity Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Equity Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim condensed financial statements due to the fact that (i) they are economically equivalent to the Company’s publicly traded Equity Shares and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws but may dispose of the Exchangeable Shares through the CSE by exchanging them for Equity Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 8.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 Second Quarter Acquisition

Business combinations

On May 25, 2022, the Company completed its acquisition of Herbal Remedies Dispensaries, LLC (“Herbal Remedies”) through a membership interest purchase agreement.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In thousands)	Herbal Remedies
ASSETS ACQUIRED
Cash	$637
Inventory	1,480
Prepaid expenses and other assets	256
Intangible assets - licenses/permits	15,700
Property, plant, and equipment	122
Right-of-use assets - operating	700
Total assets acquired at fair value	18,895

LIABILITIES ASSUMED
Trade payables	215
Accrued liabilities	68
Lease liabilities - operating	700
Total liabilities assumed at fair value	983

Goodwill	1,180

Consideration transferred	$19,092

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Herbal Remedies Business Combination

Herbal Remedies is an operator of two licensed retail dispensaries in Quincy, Illinois. This acquisition will expand our operational footprint with the addition of Illinois.

Purchase consideration was comprised of the following:

(In thousands)		Shares	Fair Value
Cash	i		$3,002
Debt Payable	ii		14,220
Shares Issued	iii	353	1,870

Total		353	$19,092

Pursuant to the terms of the Definitive Agreement (“Herbal Remedies Agreement”), Ayr satisfied the purchase price of $19.1 million for Herbal Remedies through the following:

i.	$3.0 million of the Herbal Remedies purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$14.2 million of the Herbal Remedies purchase price in the form of a promissory note payable; and

iii.	$1.9 million of the Herbal Remedies purchase price in the form of 353 thousand Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Herbal Remedies Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 16.55% discount rate attributed to the contractual restrictions.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 First Quarter Acquisition

Business combinations

On February 15, 2022, the Company completed its acquisition of Cultivauna, LLC (“Cultivauna”) through a membership interest purchase agreement. Cultivauna has a production license in the state of Massachusetts and sells cannabis infused branded seltzers and water-soluble tinctures.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In thousands)	Cultivauna
ASSETS ACQUIRED
Cash	$1,251
Accounts receivable	471
Inventory	1,812
Prepaid expenses and other assets	38
Intangible assets - trade name/brand	3,400
Intangible assets - host community agreements	2,100
Property, plant, and equipment	2,202
Right-of-use assets - operating	315
Total assets acquired at fair value	11,589

LIABILITIES ASSUMED
Trade payables	23
Accrued liabilities	305
Lease liabilities - operating	315
Total liabilities assumed at fair value	643

Goodwill	10,675

Consideration transferred	$21,621

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Cultivauna Business Combination

Cultivauna is the owner of Levia branded cannabis infused seltzers and water-soluble tinctures.

Purchase consideration was comprised of the following:

(In thousands)		Shares	Fair Value
Cash	i		$11,027
Shares Issued	ii	329	4,482
Contingent Consideration	iii		6,112

Total		329	$21,621

Pursuant to the terms of the Definitive Agreement (“Cultivauna Agreement”), Ayr satisfied the purchase price of $21.6 million for Cultivauna through the following:

i.	$11.0 million of the Cultivauna purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$4.5 million of the Cultivauna purchase price in the form of 329 thousand Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Cultivauna Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 14.85% discount rate attributed to the contractual restrictions; and

iii.	A portion of the Cultivauna purchase price is derived from an earn-out provision through December 31, 2023, based on annualized net revenues generated during the measurement period, consisting of Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Supplemental Pro-Forma Information

The consolidated unaudited pro-forma revenue and net income (loss) before taxes attributable to Liberty Health Sciences (“Liberty”) and Blue Camo, LLC (“Oasis”), two entities acquired during the first quarter of 2021, for the three and six months ended June 30, 2021, were $nil and $nil, respectively, and $18.2 million and ($2.6) million, respectively. The financial information related to Herbal Remedies was not material to the interim financial statements. The other supplemental pro-forma information required by ASC 805-10-50-2h for the periods ended June 30, 2022 and 2021 is not practicable.

5.	VARIABLE INTEREST ENTITIES (“VIE”)

As of June 30, 2022, the Company has the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC (“Tahoe Hydro”) and NV Green, Inc., (“NV Green”), collectively (“TH/NVG”), through a management services and equity purchase agreement, consummated in February 2022, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company will evaluate business combination accounting.

The following tables present the summarized financial information about the Company’s consolidated VIEs that is included in the Interim Balance Sheet as of June 30, 2022 and in the Interim Statements of Operations for the three and six months ended June 30, 2022.

(In thousands)	TH/NVG
Current assets	$4,008
Non-current assets	6,198
Total assets	10,206

Current liabilities	330
Non-current liabilities	68
Total liabilities	398

Noncontrolling interest	8,511
Equity attributable to Ayr Wellness, Inc.	1,297
Total liabilities and equity	$10,206

The assets of TH/NVG can only be used to settle its liabilities and there are no TH/NVG liabilities for which creditors or beneficial interest holders have recourse to the general credit of the Company.

	Three Months Ended	Six Months Ended
(In thousands)	June 30, 2022	June 30, 2022
Revenues	$924	$1,463
Net loss attributable to noncontrolling interest	(1,892)	(3,508)

(In thousands)	TH/NVG
Total purchase consideration	$16,868
Working capital adjustment presented as consideration payable	4,849
Noncontrolling interest at February 1, 2022	12,019
Net loss during the period	(3,508)
Noncontrolling interest at June 30, 2022	$8,511

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

6.	INVENTORY

The Company’s inventories include the following:

(In thousands)	June 30, 2022	December 31, 2021
Materials, supplies, and packaging	$14,436	$12,805
Work in process	65,917	56,858
Finished goods	28,573	25,392
Incremental costs to acquire cannabis inventory in a business combination, net	486	575
Inventory reserve	(2,941)	(2,267)
Total inventory	$106,471	$93,363

The amount of inventory included in cost of goods sold during the three and six months ended June 30, 2022 and 2021, was $57.3 million and $112.4 million, and $38.6 million and $63.9 million, respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the three and six months ended June 30, 2022 and 2021, $3.2 million and $5.7 million, and $26.6 million and $32.4 million, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is recognized in cost of sales on the Interim Statements of Operations. This relates to the one-time adjustment of cannabis inventory from the acquiree historical cost to fair value as part of the purchase price allocation.

7.	PROPERTY, PLANT, AND EQUIPMENT, NET

As of June 30, 2022 and December 31, 2021, property, plant, and equipment, net consisted of the following:

(In thousands)	June 30, 2022	December 31, 2021
Furniture and equipment	$41,453	$26,311
Auto and trucks	1,759	1,021
Buildings	52,982	65,820
Leasehold improvements	121,273	78,283
Land	14,164	17,892
Construction in progress	84,192	95,853
Total	315,823	285,180
Less: Accumulated depreciation	13,962	9,958
Total property, plant and equipment, net	$301,861	$275,222

Depreciation expense for the three and six months ended June 30, 2022, totaled $3.5 million and $6.4 million, respectively, of which $2.6 million and $4.7 million, respectively, is included in cost of goods sold. Depreciation expense for the three and six months ended June 30, 2021, totaled $1.4 million and $2.7 million, respectively, of which $969 thousand and $2 million, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

8.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company evaluates goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available.

ASC 350 Intangibles-Goodwill and Other-Testing Goodwill for Impairment, provides entities an option to perform a qualitative assessment to determine whether a further quantitative analysis of goodwill is required. In performing the qualitative assessment for the Company’s goodwill impairment test, the Company is required to make assumptions and utilized judgements when evaluating triggering events. If impairment indicators are present after performing the qualitative assessment, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the six months ended June 30, 2022, the Company performed the qualitative impairment test. As a result of the analysis, no further quantitative impairment test was deemed necessary at this time. There were no impairments of goodwill or intangible assets for the six months ended June 30, 2022.

As of June 30, 2022, and December 31, 2021, the Company’s goodwill is as follows:

(In thousands)	Total
As of December 31, 2021	$229,910
Acquired through business combinations and VIEs	12,062
As of June 30, 2022	$241,972

Intangible Assets

Amortization expense is recorded within cost of goods sold and operating expenses. The amount in cost of goods sold for the three and six months ended June 30, 2022 and 2021, was $9.8 million and $2.4 million, and $4.9 million and $0.8 million, respectively.

The following table represents the net book value of intangible assets:

(In thousands)	Useful life (# of years)	June 30, 2022	December 31, 2021
Licenses/permits	15	$918,617	$935,265
Right-to-use licenses	15	18,373	12,592
Host community agreements	15	30,765	29,912
Trade name / brand	5	4,193	1,146
Total		$971,948	$978,915

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

8.	GOODWILL AND INTANGIBLE ASSETS (Continued)

The anticipated amortization expense over the next five years and beyond is as follows:

(In thousands)	Amortization Expense
2022	$36,219
2023	72,437
2024	72,149
2025	71,959
2026	71,959
2027 and beyond	647,225
Total	$971,948

9.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	June 30, 2022		June 30, 2021
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average discount rate	11.68%	9.67%	14.39%	12.65%
Weighted average remaining lease term	13.62 yrs	5.37 yrs	12.46 yrs	3.45 yrs

The maturity of the contractual undiscounted lease liabilities as of June 30, 2022, are as follows:

(In thousands)	Operating Leases	Finance Leases	Total
2022	$13,470	$5,419	$18,889
2023	27,247	10,410	37,657
2024	26,894	8,938	35,832
2025	26,423	3,277	29,700
2026	25,759	2,003	27,762
2027 and beyond	251,196	10,290	261,486
Total undiscounted lease liabilities	370,989	40,337	411,326
Impact of discounting	(232,663)	(9,004)	(241,667)
Total present value of minimum lease payments	$138,326	$31,333	$169,659

Lease expense during the three and six months ended June 30, 2022 and 2021, are as follows:

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$1,811	$1,229	$3,574	$1,801
Lease liabilities - operating expense, G&A	3,584	2,015	6,700	3,079
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,116	144	1,731	215
Amortization of right-of-use assets, G&A	48	7	91	9
Interest on lease liabilities - finance, COGS	622	65	959	101
Interest on lease liabilities - finance, G&A	15	6	29	7
Total lease expense	$7,196	$3,466	$13,084	$5,212

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

9.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

In June 2022, the Company completed a sale and lease back transaction to sell two cultivation and processing facilities for a purchase price of $28.1 million, excluding transaction costs. The Company will lease back the facilities and continue to operate and manage them under a long-term agreement. As a result of the sale, the Company divested of $22.2 million of buildings and improvements, and $3.7 million of land. The Company recognized a gain on sale related to the transaction of $2.2 million which was recorded within gain on sale of assets on the Interim Statement of Operations. The lease was recorded as an operating lease and resulted in a lease liability of $25.3 million and an ROU asset of $25.3 million, which was recorded net of a $0.8 million work allowance.

During the six months ended June 30, 2022, the Company closed on a real estate financing transaction resulting in $27.6 million of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction includes a construction financing allowance of up to $14.2 million, which will increase the base rent at the time the construction financing is drawn down. Control was never transferred to the buyer-lessor because the transaction did not qualify for sale-leaseback treatment. Therefore, the Company is deemed to own this real estate and will continue to depreciate the assets and reflect the properties on the Company’s Interim Balance Sheet. The Company recorded a financing obligation for the consideration received from the buyer-lessor, and future cash lease payments will be allocated between interest expense and reduction to the financing obligation, as applicable. As the transactions did not qualify for sale-leaseback treatment, under ASC 842, Leases, no gain or loss was recognized.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of June 30, 2022, and December 31, 2021, $731 thousand and $935 thousand was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Lease fees included in the operating lease during the three and six months ended June 30, 2022, were $215 thousand (2021: $116 thousand) and $430 thousand (2021: $231 thousand). During the three and six months ended June 30, 2022, included in general and administrative expenses were management fees of $3 thousand (2021: $2,636 thousand) and $3 thousand (2021: $4,423 thousand).

During the three and six months ended June 30, 2022, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $14 thousand and $27 thousand (2021: $26 thousand and $51 thousand) of office expenses, $65 thousand and $239 thousand (2021: $225 thousand and $386 thousand) of development fees, $234 thousand and $461 thousand (2021: $225 thousand and $375 thousand) of rental fees, and $44 thousand and $92 thousand (2021: $63 thousand $129 thousand) of interest expense. Additionally, the board member was issued 50,000 equity shares, valued at $707 thousand on the grant date, related to a consulting agreement with the Company for services rendered for the period ended June 30, 2022.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

10.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Refer to the below debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the three and six months ended June 30, 2022 and 2021.

11.	DEBTS PAYABLE & SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133 million aggregate principal amount of secured promissory notes at a premium price of $1,070 per $1,000, resulting in approximately $147 million of proceeds due December 2024. The notes are considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020 (“December 2020 Notes”). The resulting yield-to-maturity is 9.8%.

(In thousands)	Senior secured notes
As of January 1, 2021	$103,653
Debt issuance costs	(2,142)
Debt issuance costs amortized	1,744
Senior secured notes issued	133,250
Senior secured notes premium	9,305
Senior secured notes premium amortized	(402)
As of December 31, 2021	$245,408
Debt issuance costs amortized	1,146
Senior secured notes premium amortized	(1,509)
Total senior secured notes classified as non-current payable as of June 30, 2022	$245,045
Total accrued interest payable related to senior secured notes as of June 30, 2022	$-

Debt Payable

(In thousands)	Debts payable
As of January 1, 2021	$62,233
Discounted as of January 31, 2021	1,280
Incurred through combinations and acquisitions	87,475
Converted to equity	(7,430)
Less: repayment	(8,749)
Less: discounted to fair value	(951)
As of December 31, 2021	133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt Issued	95,900
Less: repayment	(6,563)
Total debts payable, undiscounted as of June 30, 2022	239,080
Less: discounted to fair value	(790)
Total debts payable as of June 30, 2022	238,290
Total accrued interest payable related to debts payable as of June 30, 2022	$7,119

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

The details of debts payable were as follows:

	June 30, 2022
(In thousands)	Related party debt	Non-related party debt	Total debt
Principal payments	$24,805	$214,275	$239,080
Less: current portion	1,478	15,585	17,063
Total non-current debt, undiscounted	23,327	198,690	222,017
Less: discount to fair value	-	(790)	(790)
Total non-current debt	$23,327	$197,900	$221,227

The following table presents the future debt obligations as of June 30, 2022:

Future debt obligations (per year, in thousands)
2022	$5,084
2023	24,980
2024	116,196
2025	33,282
2026	1,874
2027 and beyond	57,664
Total debt obligations	$239,080

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On March 28, 2022, the Company amended a non-related party note of $2.5 million that was assumed during the acquisition of Washoe Wellness, LLC (“Washoe”), which was acquired during May 2019. The loan was amended to extend the maturity date an additional year, while the payment terms and interest rate remained the same. Under ASC 470, this was considered to be a debt modification. As of June 30, 2022, the Company paid the note in full.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26.2 million, net of financing costs of $0.3 million, with a 4.625% annual interest rate. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years.

On March 1, 2022, pursuant to the PA Natural Medicine, LLC (“PA Natural”) Agreement, the Company issued non-related party promissory notes in the amount of $14.9 million. The notes are secured by all the assets and a pledge of the Company’s membership interests in PA Natural. The notes mature three years from the date of the agreement with an 8.0% annual interest rate.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

On May 16, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $25.8 million, with an annual interest rate of Prime Rate plus 1.5%, floating, with a 5.0% floor (currently 6.25% as of June 30, 2022). The loan is secured with a first mortgage lien on certain real property and matures two years from the date of the agreement. The loan is subject to certain financial and other covenants, that we are in compliance with as of June 30, 2022.

Interest expense associated with related party debt payable for the three and six months ended June 30, 2022 and 2021, was $377 thousand and $769 thousand, $450 thousand, and $912 thousand, respectively.

12.	SHARE CAPITAL

The following activity occurred during the six months ended June 30, 2022:

•	5 thousand Equity Shares were repurchased and cancelled, and 77 thousand Equity Shares were repurchased and held.

•	In relation to the exercise of 547 thousand RSUs, 294 thousand Equity Shares were issued due to net settlement.

o	20 thousand shares were forfeited.

•	33 thousand Equity Shares were issued in connection with options exercised.

•	1 million Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Natural.

•	908 thousand Exchangeable Shares were exchanged for 908 thousand Equity Shares related to the purchase considerations to the CannTech PA, LLC acquisition

•	329 thousand Exchangeable Shares were issued in connection with the Cultivauna Acquisition.

•	353 thousand Exchangeable Shares were issued in connection with the Herbal Remedies Acquisition.

•	50 thousand Equity Shares were issued to a related party.

Warrants

The average remaining life of Warrants is 1.9 years with an aggregate intrinsic value of $nil. The number of Warrants outstanding as of June 30, 2022, and December 31, 2021, is:

(In thousands)	Number	Amount
Number of warrants outstanding
Balance as of January 1, 2021	10,486	$6,516
Exercise of warrants	(7,555)	(4,694)
Forfeitures of warrants, due to expiration	(57)	(36)
Balance as of December 31, 2021	2,874	1,786
No activity
Balance as of June 30, 2022	2,874	$1,786

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

13.	DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

The earn-out provision related to the acquisition of Sira Naturals, Inc. (“Sira”) is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. As of June 30, 2022 and December 31, 2021, the fair value was $25.4 million and $25.3 million, respectively.

The earn-out provisions related to the acquisitions of Oasis, GSD NJ, LLC (“GSD”), PA Natural, and Cultivauna are measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The provision uses a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period based on the Company’s share price at the acquisition date and other inputs based on other observable market data.

As of June 30, 2022, the fair value of Oasis, GSD, PA Natural, and Cultivauna earn-out provisions were $nil, $90.4 million, $nil, and $5.6 million, respectively. As of December 31, 2021, the fair value of Oasis, GSD, and PA Natural earn-out provisions were $28.7 million, $91.7 million, and $39.9 million, respectively.

During the period ended June 30, 2022, the Company paid and settled its earn-out provision related to the PA Natural acquisition. Ayr paid $10.0 million of cash, issued $14.9 million of promissory notes, and issued $11.7 million of Equity Shares, and recognized a gain during the period of $3.2 million on the change in fair value of the contingent consideration obligation.

During the period ended June 30, 2022, the Company acquired Herbal Remedies and recorded a fair value adjustment on the purchase consideration settlement of $1.8 million related to the issuance of a promissory note.

The fair value adjustment relating to derivative liabilities has been reflected in the Interim Statements of Operations under “Fair value gain (loss) on financial liabilities” as detailed below:

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gain from FV adjustment on contingent consideration	$3,481	$11,989	$30,374	$11,443
Gain (loss) from FV adjustment on purchase consideration settlement	(1,780)	102	(1,780)	102
Gain from settlement of contingent consideration	-	-	3,186	-
Total	$1,701	$12,091	$31,780	$11,545

14.	STOCK-BASED COMPENSATION

The Company has adopted an Equity Incentive Plan (“the Plan”), as amended on May 2, 2021, which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases.

In addition, CSAC Acquisition Inc. established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

14.	STOCK-BASED COMPENSATION (Continued)

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the periods ended June 30, 2022 and December 31, 2021, the Company recognized stock-based compensation relating to the granting of RSUs.

During the six months ended June 30, 2022, 547 thousand, of which 294 thousand were issued due to net settlement, Equity Shares vested. The result of the net settlement was 253 thousand Equity Shares were withheld with a total value of $3.9 million to pay income taxes on behalf of the grantees. The average remaining life of unvested RSUs is one year with an expected expense over the next twelve months of $29.4 million, with an aggregate intrinsic value of $44.4 million using the stock price as of June 30, 2022.

(In thousands)	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2021	4,235	$16.63
Granted	5,781	17.79
Vested	(1,916)	(18.44)
RSUs outstanding and nonvested, as of December 31, 2021	8,100	18.83
Granted	208	12.45
Vested	(547)	26.58
Forfeited	(20)	25.34
RSUs outstanding and nonvested, as of June 30, 2022	7,741	$16.13

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4.5 million in relation to 248 thousand options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. The estimated remaining life of the options is approximately under one year with an aggregate intrinsic value of $nil.

(In thousands)	Number of Options	Weighted Average Fair Value
Balance as of January 1, 2021	-	$-
Replacement options issued	248	17.93
Options exercised	(37)	17.93
Options sold to cover income taxes	(13)	17.93
Balance as of December 31, 2021	198	17.93
Options exercised	(33)	17.93
Balance as of June 30, 2022	165	$17.93

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

15.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of June 30, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

16.	FINANCIAL RISK FACTORS

(a)	Fair value

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the three months ended June 30, 2022 and 2021. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

(In thousands)		June 30, 2022	December 31, 2021
Financial liabilities
Contingent consideration	Level 3	$121,407	$185,522

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

16.	FINANCIAL RISK FACTORS (Continued)

(a)	Fair value (continued)

The following table summarizes the inputs used at the initial and subsequent measurement dates to value the contingent consideration in the table above:

Equity Volatility	55.65 - 65.87%
Revenue Volatility	12.45 - 23.96%
Risk-free Rate	1.51 - 2.84%
Revenue Risk Premium	5.76 - 9.61%
Credit Risk Rate	10.50 - 14.00%
Discount Rate	8.40 - 10.00%

(b)	Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company seeks to manage liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 9 and 11 for future lease and debt commitments. The Company has the following gross obligations as of June 30, 2022, which are expected to be payable:

(In thousands)	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$45,971	$-	$-	$45,971
Lease obligations	18,889	130,951	261,486	411,326
Purchase consideration	2,183	-	-	2,183
Income tax payable	20,758	-	-	20,758
Debt Payable	5,084	176,332	57,664	239,080
Contingent consideration	-	37,500	-	37,500
Senior secured notes	-	243,250	-	243,250
Accrued interest payable	2,970	4,149	-	7,119
Total	$95,855	$592,182	$319,150	$1,007,187

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

17.	TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for United States federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The Company is treated as a United States corporation for the United States federal income tax purposes under IRC Section 7874 and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona, Illinois, and New Jersey. Income Tax is accounted for in accordance with ASC 740, Income Taxes including ASU 2019-12. The following table summarizes the Company’s income tax expense and effective tax rates for the three and six months ended June 30, 2022 and 2021.

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Loss before taxes & noncontrolling interests	$(30,559)	$(16,092)	$(28,445)	$(27,733)
Provision for income taxes	9,690	4,646	20,997	9,627
Effective tax rate	-32%	-29%	-74%	-35%

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

18.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued.